SMART YIELDS INC.

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016

SMART YIELDS INC.

BALANCE SHEET

As of December 31, 2017 and 2016

(Unaudited)

ASSETS	**2017**	**2016**
Current Assets:		
Cash and cash equivalents	$ 508,835	$ 185,711
Accounts receivable	4,150	0
Total Current Assets	512,985	185,711
Property and equipment, net	6,399	14,240
Deposits	12,045	34,074
Website development	70,937	35,065
TOTAL ASSETS	$ 602,366	$ 269,090
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accrued expenses	$ 0	$ 8,672
Accrued interest	11,352	1,829
Convertible note	295,500	0
Total Current Liabilities	306,852	10,501
Convertible notes	653,000	295,500
TOTAL LIABILITIES	959,852	306,001
Stockholders’ Equity (Deficit):		
Common stock (10,000,000 shares authorized, par value $0.00001, 5,372,600 and 4,672,600 shares outstanding as of December 31, 2017 and 2016, respectively)	54	47
Additional paid-in-capital	199,946	99,953
Accumulated deficit	(557,486)	(136,911)
Total Stockholders’ Equity (Deficit)	(357,486)	(36,911)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$ 602,366	$ 269,090

SMART YIELDS INC.
STATEMENT OF OPERATIONS
For the Fiscal Years Ended December 31, 2017 and 2016

		2017		2016
Revenue	$	24,980	$	7,053
Operating Expenses:				
Operating expenses		424,701		124,097
Depreciation		11,331		6,393
Total operating expenses		436,032		130,490
Pretax income (loss)		(411,052)		(123,437)
Other expense;				
Interest expense		9,523		1,829
Total other expense		9,523		1,829
Net income (loss)	$	(420,575)	$	(125,266)

SMART YIELDS INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Fiscal Years Ended December 31, 2017 and 2016
(Unaudited)

	Common Stock (Shares)	Common Stock (Par Value)	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2016	4,319,500	$ 43	$ 75,957	$ (11,645)	$ 63,355
Issuance of restricted common stock	353,100	4	24,996	0	25,000
Net Income (Loss)	0	0	0	(125,266)	(125,266)
Balance as of December 31, 2016	4,672,600	47	99,953	(136,911)	(36,911)
Issuance of common stock	700,000	7	99,993	0	100,000
Net Income (Loss)	0	0	0	(420,575)	(420,575)
Balance as of December 31, 2017	5,372,600	$ 54	$ 199,946	$ (557,486)	$ (357,486)


SMART YIELDS INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
(Unaudited)


	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss)	$ (420,575)	$ (125,266)
Depreciation expense	11,331	6,393
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in accrued liabilities	851	10,501
Increase (Decrease) in accounts receivable	(4,150)	0
Increase (Decrease) in other assets	(13,843)	(33,013)
Net Cash Used In Operating Activities	(426,386)	(141,385)
Cash Flows From Investing Activities		
Purchases of property and equipment	(3,490)	(17,517)
Net Cash Used In Investing Activities	(3,490)	(17,517)
Cash Flows From Financing Activities		
Issuance of convertible notes	653,000	295,500
Issuance of common stock	100,000	25,000
Net Cash Used In Financing Activities	753,000	320,500
Net Change In Cash andCash Equivalents	323,124	161,598
Cash and Cash Equivalents at Beginning of Period	185,711	24,113
Cash and Cash Equivalents at End of Period	$ 508,835	$ 185,711
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

SMART YIELDS INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Smart Yields Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated on October 6, 2015 in the state of Delaware. The Company is an analytics platform for farm data that provides critical crop protection alerts and real-time monitoring to enhance yields.

The Company's headquarters are located in Honolulu, Hawaii.

Since Inception, the Company has relied on issuing convertible notes to fund its operations. As of December 31, 2017, the Company had not achieved profitability and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, proceeds from issuance of convertible notes) and funds from revenue producing activities (see Note 10). If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $508,835 and $185,711 respectively, of cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017, the Company had $4,150 of outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2017 and 2016 as the Company incurred a taxable loss in both years. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2017. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after March 15, 2018, and interim periods within annual periods beginning after March 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after March 15, 2019, and interim periods within fiscal years beginning after March 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2017 and 2016. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2017.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 and 2016 consists of the following:

	2017	2016
Equipment	$ 24,407	$ 20,917
Less accumulated depreciation	18,008	6,677
	$ 6,399	$ 14,240

NOTE 5 - LONG-TERM DEBT

Convertible Notes

During 2017 and 2016, the Company has issued $653,000 and $295,500, respectively, of 2% convertible notes (the "Notes"). The Notes are unsecured. The Notes are due twenty-four months after the date of issuance with accrued interest if the Notes do not covert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing). The conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,500,000 ($348,500 of the Notes), $4,000,000 ($500,000 of the Notes) or $5,000,000 ($100,000 of the Notes) divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2017, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 6– STOCKHOLDERS' EQUITY

Warrants

In February 2016, the Company issued a warrant to purchase 300,000 shares for a purchase price of $75,000. The warrant expires in February 2026. As of December 31, 2017, the warrant had not been exccersied by the holder.

NOTE 7– STOCK-BASED COMPENSATION

Stock Option Plan

The Company has a stock compensation plan which permits the grant or option of shares to its employees for up to _____ shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over two to three years and expire in ten years.

As of December 31, 2015, the Company issued 300,000 stock options for shares of common stock with an exercise price of $___ per share. During 2017 and 2016, the Company issued 300,000 and195,000 stock options for shares of common stock, respectively, with an exercise price ranging from $_____ to $____ per share. As of December 31, 2017, 467,431 stock options had vested. Options convert into shares of common stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2016, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future.

Restricted Stock

During 2016 and 2015, the Company issued 4,665,600 shares of common stock to various founding members and advisors. The common shares issued were restricted shares of common stock and the restrictions lapse over four years from data of issuance. The Company originally issued the shares at the current fair market value.   The Company reserves the right to repurchase the vested common stock upon an employee or advisor terminating employee with the Company. All unvested shares vest immediately upon a pre-defined change of control.   As of December 31, 2017, 2,168,148 shares of common stock remained subject to restrictions.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss during the years ended December 31, 2017 and 2016. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 10), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10– SUBSEQUENT EVENTS

Issuance of Convertible Notes

Convertible Notes

Since December 31, 2018, the Company issued $310,000 of 2% convertible notes (the " 2018 Notes"). The 2018 Notes are unsecured. The 2018 Notes are due twenty-four months after the date of issuance with accrued interest if the 2018 Notes do not covert prior to the maturity date.

The 2018 Notes are automatically convertible into common stock on the completion of an equity offering of $2,000,000 or more ("Qualified Financing). The conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 ($300,000 of the Notes) or $5,000,000 ($10,000 of the Notes) divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and 2018 Notes and Notes.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 107,000 SAFEs for up to $107,000. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by _____, 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November ___, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statement.